Exhibit 99.3
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 of our reports dated February 18, 2014 relating to the consolidated financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana's internal control over financial reporting appearing in this Current Report on Form 6-K of Yamana furnished to the Securities and Exchange Commission on February 21, 2014.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 21, 2014